                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549


                                    FORM 11-K

        |X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
            ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]


                   For the fiscal year ended December 24, 2001


        |_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
            EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

             For the transition period from _________ to _________.


                         COMMISSION FILE NUMBER: 1-5837

                     BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN
                              (Exact name of plan)


                             135 Morrissey Boulevard
                                  P.O. Box 2378
                              Boston, MA 02107-2378
                                (Address of plan)

                           THE NEW YORK TIMES COMPANY
                             (Exact name of issuer)


                              229 West 43rd Street
                               New York, NY 10036
                (Address of issuer's principal executive office)

The following financial statements are included in this Report:

Report of independent public accountants, including:

         A statement of net assets available for plan benefits for the years ended December 24, 2001 and December 24, 2000.

         Statement of changes in net assets available for plan benefits for each of the years ended December 24, 2001, December 24, 2000 and December 24, 1999.

         Accompanying notes for the financial statements.

         Schedule of assets held for investment purposes.

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                 THE BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN


                      BY    /S/ STEVE BEHENNA
                         -----------------------------
                                STEVE BEHENNA
                                ADMINISTRATIVE TRUSTEE



Dated: July 2, 2002



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                                BGEA/BOSTON GLOBE
                              EMPLOYEE SAVINGS PLAN

                              FINANCIAL STATEMENTS

                           December 24, 2001 and 2000


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                                TABLE OF CONTENTS


                                                                            Page

Independent Auditors' Report ............................................... 1

Statements of Net Assets Available for Plan Benefits ........................2

Statements of Changes in Net Assets Available for Plan Benefits .............3

Notes to Financial Statements ...............................................4

Schedule of Assets Held for Investment Purposes..............................9

                          INDEPENDENT AUDITORS' REPORT


To the Administrative Trustees of the
BGEA/Boston Globe Employee Savings Plan:

We were engaged to audit the accompanying statements of net assets available for plan benefits of the BGEA/Boston Globe Employee Savings Plan as of December 24, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years ended December 24, 2001 and 2000, and the period ended December 24, 1999, and the supplemental schedule of assets held for investment purposes at end of the year at December 24, 2001. These financial statements and supplemental schedule are the responsibility of the Plan's management.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information summarized in note 3, which was certified by Putnam Fiduciary Trust Company, the trustee of the Plan, except for comparing the information with the related information included in the financial statements and supplemental schedule. We have been informed by the plan administrator that the trustee holds the Plan's investment assets and executes investment transactions. The plan administrator has obtained a certification from the trustee as of and for the years ended December 24, 2001 and 2000, and for the period ended December 24, 1999, that the information provided to the plan administrator by the trustee is complete and accurate.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the accompanying financial statements and schedules taken as a whole. The form and content of the information included in the financial statements and schedules, other than that derived from the information certified by the trustee, have been audited by us in accordance with auditing standards generally accepted in the United States of America and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.




John M. Hoffman & Associates, CPAs
Boston, Massachusetts
June 27, 2002

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                     BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 24, 2001 and 2000


                                                             2001            2000
                                                          -----------     -----------
Assets:
    Investments, at fair market value:
       Mutual funds                                       $31,947,854     $38,109,794
       Equity securities                                    4,690,084       4,968,283
       Participants' notes receivable                         643,070         791,418
                                                          -----------     -----------
          Subtotal                                         37,281,008      43,869,495

    Receivables:
       Participant contributions                               57,155              --
       Employer matching contribution                          13,613              --
       Employer 401(a) contribution                            10,840              --
                                                          -----------     -----------
          Subtotal                                             81,608              --
                                                          -----------     -----------

               Total assets                                37,362,616      43,869,495

Liabilities:
    Administrative expenses payable                                --              --
                                                          -----------     -----------

               Net assets available for plan benefits     $37,362,616     $43,869,495
                                                          ===========     ===========













   The accompanying notes are an integral part of these financial statements.

                     BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

         Statements of Changes in Net Assets Available for Plan Benefits

                  Years ended December 24, 2001, 2000 and 1999



                                               2001              2000              1999
                                            ------------      ------------      ------------
Additions:
    Contributions:
      Participants                          $  4,155,300      $  3,877,540      $  3,632,216
      Rollover                                   104,368           447,543            80,941
      Employer matching                          904,797           780,915           422,549
      Employer discretionary                     618,287           555,068           543,682
    Interest and dividend income               1,158,808         3,684,841         3,037,536
    Net (depreciation) appreciation
    in fair value of investments              (7,082,219)       (6,615,164)        7,709,244
                                            ------------      ------------      ------------

         Total additions                        (140,659)        2,730,743        15,426,168
                                            ------------      ------------      ------------

Deductions:
    Benefits paid to participants              6,361,134         4,357,225         3,286,727
    Administrative fees                            5,086             8,892             8,511
                                            ------------      ------------      ------------

         Total deductions                      6,366,220         4,366,117         3,295,238
                                            ------------      ------------      ------------

Net (decrease) increase                       (6,506,879)       (1,635,374)       12,130,930

Net assets available for plan benefits:
    Beginning of year                         43,869,495        45,504,869        33,373,939
                                            ------------      ------------      ------------

    End of year                             $ 37,362,616      $ 43,869,495      $ 45,504,869
                                            ============      ============      ============











   The accompanying notes are an integral part of these financial statements.

                     BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

                        Notes to the Financial Statements

                           December 24, 2001 and 2000


(1)   DESCRIPTION OF THE PLAN

      The following description of the BGEA/Boston Globe Employee Savings Plan provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

      (a)   GENERAL

            The plan is a defined contribution plan covering all employees of the Company, who are members of a collective bargaining group which has agreed to adopt the plan, and who have been credited with 1,000 or more hours of service during a 12 month period and are twenty-one years of age or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

      (b)   CONTRIBUTIONS

            Participants enter into a salary reduction agreement with the Employer, subject to statutory limitations, and the Employer contributes to the plan on the employee's behalf. Participants may make qualified rollover contributions to the plan. Participants' contributions shall be invested in the Plan in accordance with the participants' investment elections.

      (c)   PARTICIPANT ACCOUNTS

            Each participant's account is credited with the participant's contribution and reflects an allocation (based on participant account balances) of (a) fund earnings of each fund in which the participant elects contributions, and (b) administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account balance. Participant accounts will consist of investments, at the direction of the participant.

      (d)   INVESTMENT OPTIONS

            Participants may elect to contribute into any of twelve [12] Putnam mutual funds and six [6] stocks: Domini Social Equity, Putnam Health Sciences, Putnam Diversified Income Trust, Putnam International Growth Fund, The George Putnam Fund of Boston, The Putnam Fund for Growth & Income, Putnam New Opportunities Fund, Putnam Voyager Fund, Putnam Vista Fund, Putnam U.S. Government Income Trust, Putnam S&P 500 Index Fund, Putnam Money Market Fund, New York Times, Lucent Technologies, AT&T Wireless Service Inc., AT&T Corp., NCR Corporate, and Avaya.

      (e)   MATCHING CONTRIBUTIONS

            During 2001 and 2000 the Company matched 33 1/3% of employee contributions up to a maximum of 6% of compensation.

      (f)   EMPLOYER CONTRIBUTIONS

            During 2001 and 2000 the Company contributed 1% of compensation for all eligible employees.

                     BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

                        Notes to the Financial Statements

                           December 24, 2001 and 2000

      (g)   VESTING

            Participants are immediately vested in their voluntary contributions and actual earnings thereon. Participants vest in the employer matching and other contributions at a rate of 25% after one year of service, 75% after two years of service, and 100% after three years of service.

      (h)   PAYMENTS OF BENEFITS

            Upon termination of service or retirement, a participant is entitled to a lump sum distribution equal to the value of his or her account.

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      (a)   BASIS OF PRESENTATION

            The Plan's financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      (b)   INVESTMENTS VALUATION AND INCOME RECOGNITION

            Investments held by the Plan are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net assets value of shares held by the plan at year-end. Participants' notes receivable are valued at cost which approximates market. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Gains and losses are calculated on a weighted average basis. The participant determines the percentage of contributions, which are to be invested in each investment fund.

            The plan presents in the statement of changes in net assets available for Plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

                     BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

                        Notes to the Financial Statements

                           December 24, 2001 and 2000

(3)   INFORMATION CERTIFIED BY PUTNAM FIDUCIARY TRUST COMPANY (UNAUDITED)

      The Company has elected the method of annual reporting compliance permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Accordingly, Putnam Fiduciary Trust Company has certified the following information included in the accompanying financial statements and supplemental schedules as complete and accurate as of December 24, 2001 and 2000 and for the years then ended:


                                                                 AT DECEMBER 24,
                                                           ----------------------------
                                                              2001              2000
                                                           -----------      -----------
               Investments at fair value:
                  Mutual funds:
                      Putnam Money Market                  $ 2,543,651*     $ 2,024,178
                      Putnam U.S. Government Trust           1,120,660          766,726
                      Putnam Growth & Income                 1,226,551        1,051,947
                      Domini Social Equity                     266,923          106,643
                      Putnam Diversified Income Trust        1,104,783          900,960
                      Putnam New Opportunities               2,797,067*       3,678,788*
                      Putnam Vista Fund                      2,868,643*       4,498,153*
                      The George Putnam Fund of Boston       4,006,947*       4,334,664*
                      Putnam S&P 500 Index Fund              1,535,849        1,260,998
                      Putnam International Growth              935,516          981,034
                      Putnam Health Sciences Trust           4,898,259*       6,362,849*
                      Putnam Voyager Fund                    8,643,005*      12,142,855*
                                                           -----------      -----------
                                   Subtotal                 31,947,854       38,109,795

                  Equity securities:
                      New York Times                         4,515,323*       4,760,566*
                      AT&T Corporation                          76,360           72,551
                      Lucent Technologies                       64,429          116,924
                      Avaya                                      3,265            7,585
                      AT&T Wireless Service, Inc.               16,077               --
                      NCR Corporation                           14,630           10,656
                                                           -----------      -----------
                                   Subtotal                  4,690,084        4,968,282

                  Participant loans                            643,070          791,418
                                                           -----------      -----------

                                                           $37,281,008      $43,869,495
                                                           ===========      ===========


   * Investment represents 5% or more of the Plan's net assets.

                     BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

                        Notes to the Financial Statements

                           December 24, 2001 and 2000

(3)   INFORMATION CERTIFIED BY PUTNAM FIDUCIARY TRUST COMPANY (UNAUDITED),
      CONTINUED

DURING 2001 AND 2000, THE PLAN'S INVESTMENTS (INCLUDING GAINS AND LOSSES ON INVESTMENTS BOUGHT AND SOLD, AS WELL AS HELD DURING THE YEAR) (DEPRECIATED) APPRECIATED IN VALUE AS FOLLOWS:


                                                  2001              2000
                                               -----------      -----------
               Mutual funds                    $(7,588,942)     $(4,963,452)
               Equity securities                   506,723       (1,651,712)
                                               -----------      -----------
                                               $(7,082,219)     $(6,615,164)
                                               ===========      ===========


      During 2001 and 2000, the Plan earned dividend and interest income as follows:

                                                  2001             2000
                                               -----------      -----------
               Dividend income                 $ 1,097,736      $ 3,621,757
               Loan interest                        61,072           63,084
                                               -----------      -----------
                                               $ 1,158,808      $ 3,684,841
                                               ===========      ===========


(4)   PLAN TERMINATION

      Although it has not expressed any intent to do so, the Employer reserves the right under the Plan to terminate the Plan, in whole or in part, whenever there is a collective bargaining agreement between the Employer and the Boston Globe Employees Association that fails to provide for the continuation of the plan or the plan participants are no longer represented by this bargaining unit.

(5)   PARTICIPANT LOANS

      Participant loans are available to participants who meet the eligibility requirements as defined by the administrative trustees. The loans have repayment periods not to exceed five years, unless the proceeds are used to purchase a qualified residence or finance qualified education costs. The loans bear interest at the prime rate at the time the loan is approved plus one half of one percent. The total outstanding balances on participant loans was $643,070 and $791,418 as of December 24, 2001 and 2000, respectively.

(6)   TAX STATUS

      The Plan as written is qualified under the Internal Revenue Code as being exempt from federal income taxes under section 501(c). A favorable determination letter dated October 12, 1990 has been received from the Internal Revenue Service.

                     BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

                        Notes to the Financial Statements

                           December 24, 2001 and 2000

(7)   FORM 5500 RECONCILIATION

THE FOLLOWING IS A RECONCILIATION OF NET ASSETS AVAILABLE FOR PLAN BENEFITS PER THE FINANCIAL STATEMENTS TO FORM 5500 AS OF DECEMBER 24, 2001 AND 2000:


                                                                           2001               2000
                                                                        ------------      ------------
               Net assets available for plan benefits per the
                    financial statements                                $ 37,362,616      $ 43,869,495
               Participant contributions receivable                          (57,155)               --
               Employer matching contribution receivable                     (13,613)
               Employer 401(a) contribution receivable                       (10,840)               --
                                                                        ------------      ------------

               Net assets available for plan benefits per Form 5500     $ 37,281,008      $ 43,869,495
                                                                        ============      ============


                                                            BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

                                  Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes at End of the Year

                                                                            December 24, 2001

                   (b)                                            (c)
      IDENTITY OF ISSUE, BORROWER,                DESCRIPTION OF INVESTMENT INCLUDING
                LESSOR OR                          MATURITY DATE, RATE OF INTEREST,                    (d)               (e)
 (a)          SIMILAR PARTY                       COLLATERAL, PAR, OR MATURITY VALUE                   COST         CURRENT VALUE
------------------------------------ ------------------------------------------------------------  -------------  -----------------
  *   Putnam Investments             Putnam Money Market Fund, 2,543,651 shares                        **         $    2,543,651
  *   Putnam Investments             Putnam S&P 500, 55,326 shares                                     **              1,535,849
  *   Putnam Investments             Domini Social Equity, 9,781 shares                                **                266,923
  *   Putnam Investments             Putnam Health Services, 77,394 shares                             **              4,898,259
  *   Putnam Investments             Putnam Diversified Income Trust, 119,050 shares                   **              1,104,783
  *   Putnam Investments             Putnam International Growth Fund, 48,322 shares                   **                935,516
  *   Putnam Investments             The George Putnam Fund of Boston, 240,947 shares                  **              4,006,947
  *   Putnam Investments             The Putnam Fund for Growth & Income, 69,572 shares                **              1,226,551
  *   Putnam Investments             Putnam New Opportunities Fund, 67,448 shares                      **              2,797,067
  *   Putnam Investments             Putnam Voyager Fund, 487,754 shares                               **              8,643,005
  *   Putnam Investments             Putnam Vista Fund, 327,097 shares                                 **              2,868,643
  *   Putnam Investments             Putnam U.S. Government Income Trust, 87,415 shares                **              1,120,660
  *   New York Times                 Common Stock, 103,325 shares                                      **              4,515,323
      AT&T Corp.                     Common Stock, 4,161 shares                                        **                 76,360
      NCR Corp.                      Common Stock, 394 shares                                          **                 14,630
      Lucent Technologies            Common Stock, 10,580 shares                                       **                 64,429
      AT&T Wireless Service, Inc.    Common Stock, 1,210 shares                                        **                 16,077
      Avaya                          Common Stock, 268 shares                                          **                  3,265
  *   Participants                   Participant loans with interest rates ranging from
                                          6.0% to 10.5%.                                               **                643,070
                                                                                                 ----------------  -------------

                       Totals                                                                          **          $  37,281,008
                                                                                                 ================  =============

*     Parties in interest.
** Cost information is omitted for participant-directed transactions under an individual account plan.

                 See accompanying independent auditors' report.